Exhibit 99.1

Tims China Completes Business Combination with Silver Crest

Acquisition Corporation

Closing and related transactions will provide Tims China access to nearly $200 million to support continued growth

New York and Shanghai – September 28, 2022 – TH International Limited, the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced that its business combination (the “Business Combination”) with Silver Crest Acquisition Corporation (“Silver Crest”), a special purpose acquisition company, which was approved at an Extraordinary General Meeting of Silver Crest on August 18, 2022, has closed today. The combined company will retain the TH International name and its shares and warrants are expected to begin trading on NASDAQ under the symbols “THCH” and “THCHW,” respectively, on or around September 29, 2022.

Founded by Cartesian Capital Group and Restaurant Brands International, Tims China opened its first store in Shanghai in 2019, and currently operates over 460 coffee shops across China. Tims China serves freshly brewed beverages and baked goods to millions of guests, including nearly 9 million loyalty club members. The Company has welcomed additional world-class shareholders and partners, including Tencent Holdings and Sequoia China, and launched innovative collaborations with METRO China, a leading retailer, and Easy Joy, China’s largest convenience store chain.

Peter Yu, Chairman of Tims China, said, “This is a notable milestone for Tims China and, more importantly, a tribute to our 4,500 dedicated professionals across China. The listing and associated funding will allow us to continue growing Tims China as we aim to build a profitable network of 2,750 stores by 2026. We are grateful to our millions of amazing guests, whose support and patronage is a true privilege.”

Transaction Details

In connection with the Business Combination, Tims China will have access to nearly $200 million of additional financing, including, among others, approximately $94.5 million from PIPE financing (including $50 million subject to an equity support agreement) and up to $100 million in a committed equity facility from CF Principal Investments LLC, an affiliate of Cantor Fitzgerald. Yongchen Lu, CEO of Tims China, and Derek Cheung, former CEO of Silver Crest, have also joined Tims China’s Board of Directors.

About TH International Limited

TH International Limited is the parent company of the exclusive master franchise of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. TH International Limited was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand's philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

Contacts

Investor Relations

Tims China Investor Relations:

IR@timschina.com

ICR, LLC

TimsChinaIR@icrinc.com

Public Relations

ICR, LLC

TimsChinaPR@icrinc.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-4, as amended, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 20, 2022 and other documents to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. The Company cannot assure you that these forward-looking statements will prove to be accurate and assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.